Mail Stop 4561

July 7, 2009

Stephen F. Knight
President and Chief Executive Officer
Loto Inc.
23-5250 Satellite Dr., Mississauga
Ontario, Canada M8X 1B8

>   **Re: Loto Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 10, 2009**
>   **File No. 333-159858**

Dear Mr. Knight:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Cover Page

1.   Revise to present the information specified by Item 502(b) of Regulation S-K regarding prospectus delivery obligations of dealers. Additionally, please remove the portions of the table of contents relating to portions of the registration statement that are not part of the prospectus.

Prospectus Summary, page 4

2.   You refer to your "a patent-pending software application which permits the secure purchase of lottery tickets on commercially available smart phones and similar mobile telecommunication devices." In the initial paragraph briefly disclose the manner in which the software has been tested and describe how you have demonstrated that it performs in the

manner you describe. If the software has not been employed on a commercial scale, clarify this and discuss any uncertainties regarding whether the software application will actually perform in the manner you describe if it is employed in a commercial application. Also identify the mobile telecommunication device platforms with which you have demonstrated the functionality that you attribute to the software application. As appropriate, more detailed information concerning these matters should be provided in the Business section as well as in other applicable portions of the filing such as Risk Factors and Management's Discussion and Analysis.

3.   We note that in the third paragraph you refer to "working models" that are "ready for demonstration." Please concisely describe the nature of these working models, and what those models have performed or accomplished. Explain what would need to be accomplished for the development of those models into commercial products. To the extent the launch of a product commercially is subject to uncertainties that present material risks to potential investors, ensure that the Risk Factors section addresses those matters. Although we note that you have commenced initial sales efforts, it is unclear whether further development work on the "working models" is contemplated or would be necessary to provide a product that would be usable by prospective customers.

4.   Expand the fourth paragraph to state the minimum period of planned operations which you believe that the cash currently on hand will enable you to fund. If you lack sufficient resources to conduct planned operations for a minimum period of one year from the effective date of the offering, you should include a prominently placed paragraph in the Risk Factors section that alerts investors to your capital resource deficiencies and the risks that condition presents. We note the disclosure on page 10 that indicates that you anticipate that you will need to raise $5 million over the next 12 months to meet ongoing obligations and implement your business strategy.

Risk Factors, page 6

5.   Please review the risk factors to ensure that each risk factor subheading clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that your "business is subject to evolving technology" and that you "do not have employment agreements with [y]our key employees." Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

6.   It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the

anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Selling Stockholders, page 18

7.   Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares being offered for resale by each of the selling shareholders that are legal entities. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Securities to be Registered, page 20

8.   We note that the description of the Founders' Agreement does not disclose the right of first refusal nor the tag-along rights provided in Sections 5 and 6 of the agreement. It appears that these terms relate to the private agreements of the controlling shareholders regarding their disposition of shares and are of significance to investors. Please revise to provide a materially complete description of the Founders' Agreement.

9.   It appears that Section 4 of your articles of incorporation relating to the limitations on the liabilities of directors may have a substantial effect on shareholders' rights. In the prospectus, please disclose this limitation on the monetary liability of directors and discuss the limitations on these exclusions from their potential monetary liabilities. Also indicate that any future amendment to the Nevada Revised Statutes further eliminating or limiting the potential scope of personal liability of your directors will be applicable to your directors.

Business, page 22

10.   You state that you expect to conduct business outside of the United States and that you are "actively pursuing…opportunities in Canada and elsewhere." Please disclose the countries in which you plan to conduct your business.

11.   Succinctly describe the current status of your business and your plans for the next 12 months. In this regard, we note your disclosure elsewhere in the filing that you have commenced an initial sales and marketing program. Briefly describe what you must accomplish to become a revenue-generating entity, and disclose the minimum time you estimate will be required to reach that objective.

Competition, page 25

12.   We note the discussion of your competitive advantages such as "technology advantages" and "player experience advantages." Please provide a succinct and balanced explanation about the company's competitive position in the industry and methods of competition. Disclose any negative factors pertaining to your competitive position in the lottery gaming industry. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 28

Liquidity and Capital Resources, page 29

13.   Revise your disclosures to properly reflect the Company's working capital as of May 31, 2009. For example, page 29 of the filing states that the Company had working capital of approximately $169,000, which includes deposits of $150,000 towards the June 2009 Series A private placement, however, this amount does not exclude the Company's current liabilities (i.e., $10,000 of accrued expenses). Please revise accordingly.

14.   You state that you "do not expect to be able to meet [y]our current needs for cash from revenues in the near future." You also state in the risk factors on page 10 that you anticipate that you will need to raise amounts of up to $5,000,000 over the next twelve months in order to implement your business strategy. Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

   •   State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

   •   Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year.

   •   Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

15.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Although it appears you should emphasize the challenges associated with the further development of your technology and the introduction of a commercial product, please also consider discussing the material challenges of becoming a publicly reporting company.

16.   You refer to the company's plans to seek additional financing. Disclose the sources and time frame in which the company plans to seek funding, and the amount the company expects to receive from each source. In preparing your response to this comment, please refer to Rule 135c.

Security Ownership of Certain Beneficial Owners and Management, page 31

17.   We note your disclosure that Perpetum Finance Inc. has voting and dispositive control over the shares held by Mhalka Capital Investments Limited. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Mhalka Capital Investments Limited.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 32

18.   Please provide all disclosure regarding the "promoters," as defined in Rule 405 under the Securities Act of 1933, and control persons of your company. See Item 404(d)(2) and Item 401(g) of Regulation S-K. In this regard, we note that Mhalka Capital Investment Limited and A Few Brilliant Minds Inc. are co-founders that have controlling voting interest in the company.

Consolidated Statements of Operations, page F-4

19.   Please revise the consolidated statement of operations to disclose both the basic and fully diluted per share data as required by paragraph 36 of SFAS 128. Also, considering the change to the Company's capital structure following the most recent balance sheet date, (i.e., the issuance of 15 million shares of common stock) please revise to include pro forma equity and pro forma earnings per share disclosures on the face of the historical consolidated balance sheets and consolidated statements of operations showing the effects of this issuance.

20.   You state that neither Loto nor Mobilotto entered into any related party transactions that involved an amount that exceeded $120,000. Please note that Item 404(d) of Regulation S-K requires disclosure of any transactions in which the "amount involved exceeds the lesser of $120,000 or *one percent of the average of the smaller reporting company's total assets* at year end for the last two completed fiscal years." Please ensure that your disclosure conforms with the requirements of Item 404(d) of Regulation S-K.

Item 17. Undertakings, page 36

21.   Please tell us why you believe the undertaking pursuant to Item 512(a)(6) of Regulation S-K relates to the transaction in this registration statement. It does not appear that this registration statement covers the primary offering of securities.

Exhibit 23.1

22.   The Exhibit table on page 36 indicates that a consent from your independent registered public accounting firm is included as Exhibit 23.1, however, this exhibit has not been filed. Please revise to provide a signed and dated consent from your independent registered public accounting firm pursuant to Item 16(a) of Form S-1 and Exhibit 601 of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (212) 610-9104
        Travis Gering, Esq.
        Wuersch & Gering LLP